Exhibit 4(t)

COMMISSION AGREEMENT

PARTIES: GARDEX INTERNATIONAL LIMITED (“GARDEX”)
(a British Virgin Islands Corporation)

Advanced Semiconductor Engineering, Inc. (“ASEK”)
(a Taiwan Corporation)

DATE: Jan 1, 2006

AGREEMENT

1.	Services to be rendered. ASEK hereby retains GARDEX to provide the sales services to ASEK as a Sales Agency with the following terms.

To be non-exclusive world-wide sales agent for all present and future products and services to be specified by ASEK in writing with the following authority:

	(a).	Identify customers for ASEK products and services;

	(b).	Assist ASEK to sign sale contracts with potential customers.

2.	Compensation to GARDEX. For services hereunder, ASEK shall pay monthly compensation to GARDEX in respect of net export sales (outside of Taiwan), the compensation amount is 0.50% of the total monthly export sales.

The above scheme of compensation payment is applicable from Jan 1, 2006 to December 31, 2006. Compensation payment thereafter is subject to further negotiation on a yearly basis between ASEK and GARDEX.

All payments to GARDEX shall be in US dollars. Currency conversions, where necessary, shall be based on the prevailing free-market rates of the time the payment is earned (not at the time of payment) as quoted in the Wall Street Journal or other authoritative source.

3.	Term of Agreement. This agreement is effective from Jan 1, 2006 and shall expire on December 31, 2006 unless earlier terminated by (i) mutual agreement, or (ii) ASEK on at least 30 days’ prior written notice with or without cause. Neither expiration nor termination of this Agreement shall terminate the obligation of ASEK to pay GARDEX for services rendered with respect to sales following such date that result from orders received prior to such date.

4.	Representative and Covenants.

	(a).	GARDEX agree to use its best efforts to perform its obligations hereunder and to give priority to ASEK over all other customers of GARDEX in terms of management time, and efforts. GARDEX will not enter into any management consulting, sales, agency or similar relationship, nor engage in activities, that would result in a conflict with GARDEX’s duties under this Agreement.

	(b).	Each party will provide to the other on a regular basis such documentation as may reasonably be required to enable the other party to be assured of compliance with this Agreement, and shall permit the other party to inspect its books of account and other records at such a reasonable times as the other party may request.

	(c).	All confidential information received or learned by GARDEX relating to ASEK’s business and products shall be kept in confidence by GARDEX and neither used by GARDEX nor disclosed to any other person for any purpose outside this Agreement.

5.	Governing Law and Jurisdiction. This Agreement shall be governed and construed under the laws of Republic of China unless the parties agree in writing to voluntary arbitration. The Courts in the Republic of China shall have exclusive jurisdiction to hear and decide any case or controversy arising out of this Agreement.

Each party consents to in person jurisdiction over it by such courts and to service of process by registered mail sent to its principal business address.

Advanced Semiconductor Engineering, Inc.

BY:

GARDEX INTERNATIONAL LIMITED

BY: